UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


05075859

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-19772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.
225 South Main Avenue
Sioux Falls, South Dakota 57102

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF Financial Corp.
Retirement Savings Plan

Financial Report

06.30.2005

Contents


EideBailly

CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants of
HF Financial Corp. Retirement Savings Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2005, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2005, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Sioux Falls, South Dakota
December 6, 2005

www.eidebailly.com
200 E. 10th Street, Suite 500 | PO Box 5126 | Sioux Falls, South Dakota 57117-5126 | Phone 605.339.1999 | Fax 605.339.1306 | EOE

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
HF Financial Corp. Retirement Savings Plan
Sioux Falls, South Dakota

We have audited the accompanying statement of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2004, in conformity with U. S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Sioux Falls, South Dakota
December 2, 2004

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits
June 30, 2005 and 2004

	2005	2004
Assets		
Investments (Note 3):		
Participant directed:		
HF Financial Corp. common stock	$ 1,296,511	$ 895,594
Mutual funds	4,665,084	3,684,582
Money market mutual fund	112,163	307,184
Common Investment Fund	197,869	-
Participant loans	4,815	5,508
Total participant directed investments	6,276,442	4,892,868
Non-participant directed:		
HF Financial Corp. common stock	4,897,472	3,683,349
Money market mutual fund	279	9,619
Total non-participant directed investments	4,897,751	3,692,968
Employer receivables	2,283	-
Total assets	**11,176,476**	**8,585,836**
Liabilities		
Accounts payable	3,971	4,292
Net Assets Available for Benefits	$ 11,172,505	$ 8,581,544

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2005

	Participant Directed Savings	Non-Participant Directed (Employee Stock Ownership)	Total
Additions to net assets attributed to:			
Investment income (loss):			
Net appreciation in fair value of investments (Note 3)	$ 711,179	$ 1,490,953	$ 2,202,132
Dividends and interest	81,825	101,211	183,036
	793,004	1,592,164	2,385,168
Contributions:			
Employer	239,075	-	239,075
Participants	679,491	-	679,491
Rollover	105,864	-	105,864
	1,024,430	-	1,024,430
Total additions (deductions)	1,817,434	1,592,164	3,409,598
Deductions from net assets attributed to:			
Benefits paid to participants	689,145	73,850	762,995
Trustee and accounting fees	43,310	12,332	55,642
Total deductions	732,455	86,182	818,637
Net increase (before transfers)	1,084,979	1,505,982	2,590,961
Transfers	301,199	(301,199)	-
Net increase (after transfers)	1,386,178	1,204,783	2,590,961
Net assets available for benefits:			
Beginning of year	4,888,576	3,692,968	8,581,544
End of year	$ 6,274,754	$ 4,897,751	$ 11,172,505

See Notes to Financial Statements.

Note 1. Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 17, 2004, the Plan adopted an amendment to comply with the Internal Revenue Code for dividends paid to the Plan on shares of stock held in the Plan.

During 2004, the Plan was amended to be in compliance with the final regulations issued under IRC Section 401(a)(9). The Plan was also amended to provide for valuation of its assets on a daily basis effective January 1, 2004.

On March 28, 2005, the Plan adopted an amendment to comply with the automatic payment requirements of the Internal Revenue Code so that a participant's account balance can only be distributed without a participant's consent if the participant's account balance is not greater than $1,000, unless the participant has attained age of 65 (or the participant's required beginning date, if employed on that date).

Effective July 1, 2001, the Plan was restated as a qualified profit sharing plan with a cash or deferred arrangement pursuant to Code Section 401(k). Prior to such date, the Plan was a qualified stock bonus plan and a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7) (collectively referred to as ESOP).

The Plan is administered by the Plan Administrative Committee comprised of up to five persons appointed by the Company's Board of Directors. The Plan passed a resolution during 2003 to change the Plan Trustee to the Home Federal Bank, Investment Management and Trust Department which was effective August 1 2003. The trust department of an independent bank was the Plan's Trustee prior to August 1, 2003

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the Plan, provided they are expected to have at least 1, 000 hours of service and are 21 years old.

Employees hired on or after July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21. Employees are eligible for other benefits of the Plan on the first day of the month after completing 1,000 hours of service and attaining age 21. Employees hired on or after July 1, 2001 are not eligible to participate in the ESOP portion of the Plan.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants' deferrals up to 6% of the participants' compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2005. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

Note 1. Plan Description and Amendments (continued)

Participant accounts: Separate employee accounts are maintained for the 401(k) and the employee stock ownership portions of the Plan. Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined. Forfeited balances of terminated participants' non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as the employer matching contribution. Forfeited balances of terminated participants' nonvested ESOP accounts are allocated in the same proportion that the compensation of each eligible participant bears to the compensation of all eligible participants. The amount allocated to eligible participants as of June 30, 2005, equaled $27,270.

Participants' investment options: Participants must direct their salary deferral and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan (401(k)) contributions plus actual earnings thereon. Vesting in the Company's discretionary ESOP and matching contribution portion of participants' accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution and after five years of credited service in the discretionary ESOP.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive non-ESOP benefits in either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments not to exceed the participant's life expectancy. Benefits from all accounts except a participant's ESOP account will be paid in cash. A participant's ESOP benefits will be paid in whole shares of Company stock, valued at its fair market value per share, plus cash for any fractional share or in cash.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.

Voting rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 1. Plan Description and Amendments (continued)

Diversification: Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the non-participant directed Company stock into; investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify have a portion of their account moved from the non-participant directed ESOP accounts to their participant diversified account.

Note 2. Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications have occurred from the prior year's presented amounts to conform to the current year presentation.

Investment valuation and income recognition: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common investment funds have a fixed net asset value of $10.00. The common stock of the Company is valued at fair value which is determined by quoted market price on a national stock exchange (NASDAQ). Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is accrued on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan. Legal fees incurred by the Plan for the year ended June 30, 2005, have been paid by the Company. All administrative expenses not paid by the Company are the responsibility of the Plan.

Note 3. Investments

The following presents the fair value of the investments that represent 5% or more of the Plan's net assets as of June 30, 2005 and 2004.

	2005	2004
Participant directed:		
Investments, at fair value as determined by quoted market price:		
HF Financial Corp. common stock	$ 1,296,511	$ 895,594
Mutual funds:		
Vanguard Wellington Fund	---	466,719
Fidelity Contrafund	1,221,432	1,017,064
Vanguard 500 Index Fund	767,698	654,538
Legg Mason Value Trust Institutional Class Fund	895,251	806,877
Funds individually less than 5% of Plan net assets	1,978,573	739,384
Money market mutual fund:		
Goldman Sachs Prime Obligation Fund	112,163	307,184
Other investments, at estimated fair value	4,814	5,508
	6,276,442	4,892,868
Non-participant directed:		
Investments, at fair value as determined by quoted market price:		
HF Financial Corp. common stock	4,897,472	3,683,349
Other investments individually less than 5% of Plan net assets	279	9,619
	$ 11,174,193	$ 8,585,836

Participant directed investment in HF Financial Corp. common stock results from market purchase.

During the year ended June 30, 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated in fair value by $2,202,132 as follows:

	Participant Directed	Non-Participant Directed
HF Financial Corp. common stock	$ 363,761	$ 1,490,953
Mutual Funds	347,418	--
	$ 711,179	$ 1,490,953

The classifications of investment earnings reported above and the statement of changes on net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

Market volatility of equity-based investments may substantially impact the value of such investments at any given time. It is possible that the value of the plan's investments, both in total and in individual participant accounts, has changed significantly since June 30, 2005.

Note 3. Investments (continued)

Information about the Plan's investment in HF Financial Corp. common stock, Employee Stock Ownership portion only, at June 30, 2005 and 2004 is as follows:

	2005	2004
Number of shares, all of which are allocated to participants	224,140.6	239,957.6
Cost	$ 910,903	$ 934.532
Fair Value	$ 4,897,472	$ 3,683,349

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.

Note 5. Tax Status

The Plan obtained its latest determination letter on September 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2005, the Plan paid administrative fees to the Trustee of $28,263. Dividends paid into the Plan received from HF Financial Corp. common stock were $125,146 in FY 2005. Refer to Note 3 for detailed information pertaining to HF Financial Corp. common stock.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year
EIN: 46-0418532
PN: 002
June 30, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*HF Financial Corp.	HF Financial Corp. Common Stock	$ 1,705,915	$ 6,193,983
Fidelity	Fidelity Low-Priced Fund, Mutual Fund	N/A	323,469
Fidelity	Fidelity Contrafund, Mutual Fund	N/A	1,221,432
First Eagle	First Eagle Overseas	N/A	555,199
The Vanguard Group	Vanguard 500 Index Fund, Mutual Fund	N/A	767,698
The Vanguard Group	Vanguard Wellington, Mutual Fund	N/A	545,135
Legg Mason	Legg Mason Value Trust Institutional Class Fund, Mutual Fund	N/A	895,251
The Vanguard Group	Vanguard Interm Team U.S. Treasury, Mutual Fund	N/A	239,857
T. Rowe Price	T. Rowe Price Growth Stock Fund	N/A	117,044
Federated	Federated Capital Preservation Fund, Common Investment Fund	N/A	197,869
Goldman Sachs	Goldman Sachs Prime Obligation Fund, Money Market Fund	112,442	112,442
Participant Loans	Participant Note Receivable, Interest Rate Varies, Maturity Date Varies	---	4,814
	Totals		$ 11,174,193

* Known to be a party-in-interest to the Plan.
N/A – Not applicable for participant directed accounts.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 22, 2005

By: Home Federal Bank, Trustee of the HF Financial Corp. Retirement Savings Plan

By: 

Mark S. Sivertson, SVP and Trust Officer

1854214v1

EXHIBIT INDEX

Exhibit No.	Description
23-a	Consent of the Independent Registered Public Accounting Firm - 2005
23-b	Consent of the Independent Registered Public Accounting Firm - 2004

EXHIBIT 23-A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-83940 on Form S-8 of our report dated December 6, 2005, relating to the statement of net assets available for benefits of the HF Financial Corp. Retirement Savings Plan, as of June 30, 2005 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the fiscal 2005 annual report on Form 11-K of the HF Financial Corp. Retirement Savings Plan.

Eide Bailly LLP

EIDE BAILLY LLP

Sioux Falls, South Dakota
December 27, 2005

Exhibit 23-b

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-83940 on Form S-8 of our report dated December 2, 2004, relating to the statement of net assets available for benefits of the HF Financial Corp. Retirement Savings Plan, as of June 30, 2004, which report appears in the fiscal year June 30, 2005 Annual Report on Form 11-K of the HF Financial Corp. Retirement Savings Plan.

McGladrey & Pullen, LLP

Sioux Falls, South Dakota
December 27, 2005